Exhibit 99.(d)(1)(i)

Appendix A

INVESTMENT ADVISORY AGREEMENT
FOR
OAKMARK FUND

AMENDED FEE SCHEDULE

The Trust shall pay out of Fund assets to the Adviser a monthly fee, based on the Fund’s average daily net assets, at the annual rate of 0.666% up to $250 million; 0.641% on the next $250 million; 0.621% on the next $4.5 billion; 0.606% on the next $10 billion; 0.576% on the next $5 billion; 0.546% on the next $5 billion; 0.516% on the next $10 billion; and 0.496% over $35 billion.

Dated: October 1, 2022